								Exhibit 12.01

Oceaneering International, Inc.
Computation of Ratio of Earnings to Fixed Charges
($ in thousands)
		Six Months Ended		Year Ended December 31,
		Jun 30, 2016		2015		2014		2013		2012		2011
Fixed Charges:
	Interest expensed and capitalized	$14,438		$27,475		$5,420		$2,194		$4,218		$1,096
(1)	Amortized premiums, discounts and capital expenses related to indebtedness	—		—		395		261		261		—
	Estimate of interest within rental expense	39,767		76,381		85,632		63,735		35,510		24,451
	Preference security dividend requirements of consolidated subsidiaries	—		—		—		—		—		—
		$54,205		$103,856		$91,447		$66,190		$39,989		$25,547

Earnings:
	Added Items:
	Pretax income from continuing operations before minority interests and income (loss) from equity investees	$68,224		$334,031		$623,528		$542,203		$420,249		$334,084
	Fixed charges	54,205		103,856		91,447		66,190		39,989		25,547
	Amortization of capitalized interest	95		189		237		438		637		633
	Distributed income of equity investees	3,926		5,963		4,772		5,290		8,661		6,063
	Share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—		—		—		—		—		—
	Total added items	126,450		444,039		719,984		614,121		469,536		366,327
	Subtracted Items:
	Interest capitalized	1,839		2,425		712		—		—		—
	Preference security dividend requirements of consolidated subsidiaries	—		—		—		—		—		—
	Minority interest in pretax income of subsidiaries that have not incurred fixed charges	—		—		—		—		—		—
	Total subtracted items	1,839		2,425		712		—		—		—
	Earnings as defined	$124,611		$441,614		$719,272		$614,121		$469,536		$366,327

Ratio of earnings to fixed charges		2.30	x	4.25	x	7.87	x	9.28	x	11.74	x	14.34	x

(1) Commencing in 2015, this amount is included in the line above, Interest expensed and capitalized.